UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS
FINANCIAL RESULTS FOR THE THIRD QUARTER 2008

REDWOOD CITY, Calif., – October 28, 2008 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced revenue of $199.7 million for the quarter ended September 30, 2008. GAAP net income and diluted earnings per share for the quarter were $80.1 million and $0.37, respectively. Non GAAP1 net income and diluted earnings per share for the quarter were $94.2 million and $0.44, respectively.

“We are very pleased with our performance during the quarter and believe it can be attributed to the continued implementation of our total security strategy.” said Gil Shwed, chairman and chief executive officer at Check Point. “During the quarter we added many new customer accounts across all industries despite the challenging economic environment. As a result of our successful execution we achieved financial results at the upper range of our guidance for both revenues and earnings per share.”

Financial Highlights for the Third Quarter of 2008:

—	Total Revenues: $199.7 million compared to $184.0 million in the third quarter of 2007.
—	GAAP Net Income: $80.1 million or $0.37 per diluted share as compared to $76.7 million or $0.34 per diluted share in the third quarter of 2007.
—	Non GAAP Net Income: $94.2 million or $0.44 per diluted share compared to $91.9 million or $0.41 per diluted share in the third quarter of 2007.
—	Operating Income: GAAP operating income was $90.4 million, compared to GAAP operating income of $77.7 million in the third quarter of 2007. Non-GAAP operating income was $106.2 million, or 53% of revenues, compared to non-GAAP operating income of $96.3 million, or 52% of revenues, in the third quarter of 2007.
—	Deferred Revenues: As of September 30, 2008, we had deferred revenues of $272.9 million, an increase of $45.7 million or 20% compared to deferred revenues as of September 30, 2007.
—	Operating Cash Flow: $115.1 million in cash flow from operations compared to $88.8 million in the third quarter of 2007. During the third quarter we received $22.5 million refund from the Israeli tax authorities.
—	Cash: As of September 30, 2008, we had $1.4 billion in cash and cash equivalents, deposits and marketable securities.
—	Share Repurchase Program: During the third quarter of 2008, Check Point repurchased approximately 2.0 million shares at an approximate cost of $49.8 million.

[1] See “Use of Non-GAAP Financial Information” and “Reconciliation of Non GAAP to GAAP Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

Business Highlights for the Third Quarter of 2008:

Our total security strategy was extended this quarter with the general availability of Check Point Endpoint Security™, the first single agent for PCs to combine the highest-rated firewall, network access control (NAC), program control, remote access, antivirus, anti-spyware, full disk encryption and media encryption with port protection. By creating a single endpoint security agent with a single client interface we dramatically simplified endpoint deployment and management for our customers. Our endpoint solution was also recognized as a leader in Gartner’s Magic Quadrant for Mobile Data Protection during the quarter.

We continued to offer open choice for deployment of our network security solutions and introduced VPN-1® Virtual Edition (VE), making Check Point the first security vendor to provide unified security management for both physical networks and virtual applications. Check Point’s VPN-1 VE restores the separation and security of applications on virtualized servers.

Mr. Shwed concluded, “During the quarter, we continued to deliver new and innovative products and experienced success with our Power-1 and UTM-1 appliance product lines that were introduced earlier this year. Moving forward, we will continue to execute on our total security strategy and focus on addressing the ever-changing security challenges facing our customers every day.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 28, 2008 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through November 11, 2008 by telephone at +1.201.612.7415 passcode # 299895 account #215, or at the company’s website http://www.checkpoint.com/ir.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2008 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, in-process R&D expense, acquisition related charges and impairment of marketable securities in accordance with SFAS 115. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management”, and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements related to Check Point’s expectations regarding the continued execution of our total security vision. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s development and delivery of its security products; general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; and the timely availability and customer acceptance of Check Point’s new and existing products. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update these forward-looking statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$81,925	$76,890	$244,277	$216,256
Software updates, maintenance and
services	117,795	107,122	346,646	307,917

Total revenues	199,720	184,012	590,923	524,173

Operating expenses:
Cost of products and licenses	10,267	8,511	28,953	20,498
Cost of software updates,
maintenance and services	6,941	6,249	20,792	17,606
Amortization of technology	5,800	7,154	18,754	20,570

Total cost of revenues	23,008	21,914	68,499	58,674

Research and development	23,193	19,885	69,762	59,528
Selling and marketing	50,796	52,515	161,044	159,853
General and administrative	12,294	12,038	38,865	37,759
Acquired in process research
and development	-	-	-	17,000

Total operating expenses	109,291	106,352	338,170	332,814

Operating income	90,429	77,660	252,753	191,359
Financial income, net	7,751	11,569	35,160	36,282

Income before income taxes	98,180	89,229	287,913	227,641
Taxes on income	18,119	12,491	50,421	34,494

Net income	$80,061	$76,738	$237,492	$193,147

Earnings per share (basic)	$0.37	$0.35	$1.10	$0.86

Number of shares used in computing
earnings per share (basic)	213,728	221,893	215,247	223,361

Earnings per share (diluted)	$0.37	$0.34	$1.09	$0.85

Number of shares used in computing
earnings per share (diluted)	216,567	224,974	217,942	226,266

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$90,429	$77,660	$252,753	$191,359
Stock-based compensation (1)	6,857	8,299	24,313	25,225
Amortization of intangible assets (2)	8,893	10,338	28,090	29,639
Acquired in process research and
development	-	-	-	17,000

Non-GAAP operating income	$106,179	96,297	$305,156	$263,223

GAAP net income	$80,061	$76,738	$237,492	$193,147
Stock-based compensation (1)	6,857	8,299	24,313	25,225
Amortization of intangible assets (2)	8,893	10,338	28,090	29,639
Acquired in process research and
development	-	-	-	17,000
Other than temporary impairment (3)	2,288	-	2,288	-
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (4)	(3,849)	(3,438)	(11,867)	(8,782)

Non-GAAP net income	$94,250	$91,937	$280,316	$256,229

GAAP Earnings per share (diluted)	$0.37	$0.34	$1.09	$0.85
Stock-based compensation (1)	0.04	0.04	0.11	0.11
Amortization of intangible assets (2)	0.04	0.05	0.13	0.14
Acquired in process research and
development	-	-	-	0.07
Other than temporary impairment (3)	0.01	-	0.01	-
Taxes on stock-based compensation,
amortization of intangible assets and
other than temporary impairment (4)	(0.02)	(0.02)	(0.05)	(0.04)

Non-GAAP Earnings per share (diluted)	$0.44	$0.41	$1.29	$1.13

Number of shares used in computing
Non-GAAP earnings per share (diluted)	216,567	224,974	217,942	226,266

(1) Stock-based compensation:
Cost of products and licenses	$15	$27	$42	$52
Cost of software updates,
maintenance and services	133	161	510	470
Research and development	1,364	1,225	3,665	3,295
Selling and marketing	1,696	2,459	5,862	6,807
General and administrative	3,649	4,427	14,234	14,601

	6,857	8,299	24,313	$25,225

(2) Amortization of intangible assets:
Cost of products and licenses	5,800	7,154	18,754	$20,570
Selling and marketing	3,093	3,184	9,336	9,069

	8,893	10,338	28,090	29,639

(3) Other than temporary impairment*
Financial income, net	2,288	-	2,288	-

(4) Taxes on stock-based
compensation, amortization of
intangible assets and other than
temporary impairment	(3,849)	(3,438)	(11,867)	(8,782)

Total, net	$14,189	$15,199	$42,824	$46,082

* Includes write-down of $2.3 million dollars, related to impairment of Lehman Brothers bonds in accordance with SFAS 115.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	September 30, 2008	December 31, 2007
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$523,420	$509,664
Marketable securities and deposits	281,023	332,355
Trade receivables, net	155,683	201,515
Other current assets	32,310	21,595

Total current assets	992,436	1,065,129

Long-term assets:
Marketable securities	596,801	399,490
Property, plant and equipment, net	57,212	56,947
Severance pay fund	12,910	9,302
Deferred income taxes, net	21,132	14,920
Intangible assets, net	132,044	160,133
Goodwill	664,602	664,910
Other assets	586	636

Total long-term assets	1,485,287	1,306,338

Total assets	$2,477,723	$2,371,467

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:
Deferred revenues	$272,880	$273,693
Trade payables and other accrued liabilities	88,109	116,406

Total current liabilities	360,989	390,099

Income tax accrual	107,862	78,545
Deferred tax liability, net	24,535	31,465
Accrued severance pay	18,406	14,403

Total liabilities	511,792	514,512

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	496,207	464,330
Treasury shares at cost	(1,043,969)	(907,022)
Accumulated other comprehensive income (loss)	(20,027)	1,233
Retained earnings	2,532,946	2,297,640

Total shareholders' equity	1,965,931	1,856,955

Total liabilities and shareholders' equity	$2,477,723	$2,371,467

Total cash and cash equivalents and marketable
securities	$1,401,244	$1,241,509

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$80,061	$76,738	$237,492	$193,147
Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation and amortization of property, plant and equipment	2,298	1,602	6,673	4,546
Other than temporary impairment	2,288	-	2,288	-
Decrease in trade and other receivables, net	1,729	3,214	38,513	43,845

Increase (decrease) in deferred revenues, trade payables and
other accrued liabilities	20,836	(3,878)	25,380	(17,221)
Acquisition of in process research and development	-	-	-	17,000

Amortization of intangible assets	8,893	10,338	28,090	29,639
Stock-based compensation	6,857	8,299	24,313	25,225
Excess tax benefit from stock-based compensation	(3,531)	-	(9,560)	-
Deferred income taxes, net	(4,338)	(7,467)	(12,661)	(15,863)

Net cash provided by operating activities	115,093	88,846	340,528	280,318

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Protect Data, net	-	(214)	(9,042)	(594,508)
Investment in property, plant and equipment	(2,412)	(2,652)	(6,938)	(12,638)

Net cash used in investing activities	(2,412)	(2,866)	(15,980)	(607,146)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	11,504	7,954	27,276	22,889
Purchase of treasury shares	(49,825)	(42,272)	(172,825)	(147,899)
Excess tax benefit from stock-based compensation	3,531	-	9,560	-

Net cash used in financing activities	(34,790)	(34,318)	(135,989)	(125,010)

Unrealized gain (loss) on marketable securities, net	(19,420)	2,991	(28,824)	6,729

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	58,471	54,653	159,735	(445,109)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,342,773	1,150,176	1,241,509	1,649,938

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,401,244	$1,204,829	$1,401,244	$1,204,829

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer

October 28, 2008